August 11, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Power Corporation (the "Registrant")
Withdrawal of Registration Statement on Form S-3 (File No. 333-204199) filed on May 15, 2015

Dear Ms. Ravitz:

Digital Power Corporation (the "Registrant"), hereby requests to withdraw the Registrant's Registration Statement on Form S-3 which was filed with the Securities and Exchange Commission on May 15, 2015 (the "Registration Statement").

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement was not declared effective and the Registrant hereby confirms that no securities were issued or sold under the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

For any questions or comments, please contact the undersigned at (510) 657-2635 or the Registrant's outside counsel, Perry Wildes, at 972-3-607-4444 or via email at perry@gkh-law.com.

Very Truly Yours,

DIGITAL POWER CORPORATION

By: /s/ Amos Kohn

Amos Kohn

Chief Executive Officer